SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated July 5, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: July 5, 2001            Mr. Gerry A. Racicot
                                    President

Eiger Technology, Inc. receives Tech 100 Award for second straight year

Toronto, ON - July 5, 2001 - Eiger Technology, Inc. (Eiger) announces that it was presented with the Tech 100 award by Arthur Anderson LLP.

Eiger qualified for this award by being among the one hundred largest tech companies in Canada, based on revenues as listed in the June 11th issue of Canadian Business magazine. Eiger ranked as the 57th largest tech company in Canada, up from the 99th last year. In addition, Eiger was ranked 7th in the subcategory of top 10 revenue growth companies in Canada.

Commenting on the award, Eiger President Gerry Racicot stated that "in such a difficult year for technology companies, it is gratifying to see that our company continues to demonstrate an ability to perform at such a high standard of excellence and we are appreciative of being recognized by a leading firm of auditing and finance specialists.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Web site at www.eigertechnology.com.

-30-

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.


                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                          p-416-216-8659 f-416-216-1164